UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549




                                     SCHEDULE 13D

                               (Amendment No.        )*


                               IPOConsulting.net, Inc.
------------------------------------------------------------------------
                                   (Name of Issuer)


                                    Common Stock
------------------------------------------------------------------------
                           (Title of Class of Securities)


                                        None
------------------------------------------------------------------------
                                   (CUSIP Number)

                                     Mark H. Rhynes
                                1522 West Manchester Ave.
                                Los Angeles, CA  90047
                                  (323) 971-6063
------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    August 20, 2001

               (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. / /

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of  4 Pages)


     (1) The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                          SCHEDULE 13D

CUSIP No.  n/a                            Page   2  of     4   Pages
          ------------                         -----     -----

 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mark H. Rhynes
     ###-##-####
------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                            (b)  / /
------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO
------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                / /
------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
------------------------------------------------------------------------
NUMBER OF         7    SOLE VOTING POWER
SHARES                 5,000
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY               0
EACH              9    SOLE DISPOSITIVE POWER
REPORTING              5,000
PERSON WITH      10    SHARED DISPOSITIVE POWER
                       0
------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,000
------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             / /

------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.06%

------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!





ITEM 1. Security and Issuer.

        This statement relates to the Common Stock, par value $.01 per share ("Common Stock") issued by IPOCONSULTING.NET, INC., an Indiana corporation (the "Company"), whose principal executive offices are located at 17 N. Governor St., Evansville, IN 47711. IPOCONSULTING.NET, INC. is the successor issuer to Globalsoft Acquisition Group, Inc. for SEC reporting purposes.

ITEM 2. Identity and Background.

        This statement is filed by Mark H. Rhynes, an individual whose mailing address is 1522 West Manchester Ave. Los Angeles, CA 90047. Mr. Rhynes is the former Chairman, President, Chief Executive Officer and Treasurer of Globalsoft Acquisition Group, Inc. Mark H. Rhynes is President and CEO of Herman, Alexis & Co., Inc., a registered Broker-Dealer.

        The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Considerations.

        Pursuant to an Agreement and Plan of Reorganization, Mark H. Rhynes acquired 5,000 restricted common shares of IPOCONSULTING.NET, INC. in exchange for 9,500,000 shares of common stock of Globalsoft Acquisiton Group, Inc. At the time of the Agreement the acquired 5,000 restricted common shares of IPOCONSULTING.NET, INC. represented 100% of the common shares issued and outstanding. According to John Tsai, President of IPOCONSULTING.NET, INC., there were 8,505,000 shares issued and outstanding as of August 23, 2001. Thus, the 5,000 restricted common shares of IPOCONSULTING.NET, INC. represent 0.06% of the total shares issued and outstanding.

        At the time of the Agreement, Mark H. Rhynes was the control person of Globalsoft Acqusition Group, Inc.


ITEM 4, Purpose of Transaction.

        Mark H. Rhynes received the shares as a result of and pursuant to an Agreement and Plan of Reorganization whereby Mark H. Rhynes exchanged 9,500,000 shares of common stock of Globalsoft Acquisiton Group, Inc. which represented 100% of the total capitalization of Globalsoft Acquisiton Group, Inc., with IPOCONSULTING.NET, INC. for 5,000 restricted common shares of IPOCONSULTING.NET, INC. Mark H. Rhynes was the control person of Globalsoft Acquisition Group, Inc. and the purpose acquisition is for investment.

The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (a) through (j), of Item 4 of
Schedule 13D.



ITEM 5. Interest in Securities of the Issuer.

        As of August 23, 2001, Mr. Mark H. Rhymes beneficially owns 5,000 restricted shares of the Company's Common Stock comprising 0.06% of the shares outstanding.



ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None.

ITEM 7. Materials to be Filed as Exhibits.

        None.



                                      SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     August 24, 2001
      ----------------------



                             /s/ Mark H. Rhynes
                             --------------------------------------
                             Mark H. Rhynes